SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company, with authorized capital

MINUTES OF THE REGULAR AND SPECIAL SHAREHOLDERS’ MEETINGS
HELD ON MARCH 19, 2009.

1. DATE, TIME AND PLACE OF THE MEETINGS: Regular and Special Shareholders Meetings convened and instated on March 19, 2009, at 03:00 p.m., on Av. Roque Petroni Junior, 1464, térreo, Auditório, Morumbi, in the Capital of the State of São Paulo.

2. CALL NOTICE: First call notice published in the State of São Paulo Official Gazette (Corporate Section - pages 37, 35 and 29, respectively) in the issues of February 17, 18 and 19, 2009 and in Gazeta Mercantil (pages A13, A9 and A11, respectively), in the issues of February 17, 18 and 19, 2009.

3. AGENDA:

Of the Regular Shareholders Meeting

(a) To review the Management’s Report, examine, discuss and vote the financial statements for fiscal year ended on December 31, 2008;
(b) To resolve on the allocation of the profit for the fiscal year ended on December 31, 2008 and the distribution of dividends, as well as on the capital budget proposal prepared for purposes of article 196 of Law no. 6.404/76;
(c) To elect the members of the Board of Directors;
(d) to elect the members of the Statutory Audit Committee;
(e) To set the annual overall compensation of the directors and officers and the individual compensation of the members of the Statutory Audit Committee for fiscal year 2009;

Of the Special Shareholders Meeting:

(f) to amend the wording of article 5 of the Bylaws, as proposed by the Board of Directors at the meeting held on February 12, 2009, when the increase of the capital stock of the Company was confirmed;
(g) to restate the Bylaws of the Company.

4. ATTENDANCE: The meetings were attended by shareholders representing 62.83% of the capital stock, of which 89.93% were holders of common shares and 47.32% were holders of preferred shares, as shown in the records and signatures appearing in the Shareholders Attendance Book, as well as by Mr. Ernesto Gardelliano – Executive Vice-President for Finance, Planning and Control, by Mr. Alexandre Hoeppers, representing Ernst & Young Auditores Independentes S.S., and by Mrs. Fabiana Faé Vicente Rodrigues, representing the Statutory Audit Committee.

5. CHAIRMANSHIP OF THE MEETING: Breno Rodrigo Pacheco de Oliveira – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

6. RESOLUTIONS: Starting with the works of the meeting, the Chairman explained that the minutes of the meeting would be drawn-up as a summary of the facts, containing just a transcript of the resolutions adopted, as permitted in article 130, §1 of the Joint-Stock Companies Act (“Lei das S.A.”), and informed that the documents or proposals, vote statements or dissenting votes concerning the matters of the agenda should be submitted in writing to the Chair of the Meeting, which, for such purpose, would be represented by the Secretary of the Meeting.

6.1. As for item “a” of the Agenda, the Chairman of the Meeting informed that the documents relating to the management’s accounts were available to the shareholders, comprising: the Management Report, the Financial Statements accompanied by the Independent Auditor’s Opinion and the Statutory Audit Committee’s Opinion, all of them referring to the fiscal year ended on 12.31.2008. Following, it was proposed and accepted by the attendees that the reading of the referred documents should be waived, since such documents were fully known to all of them, having been published, in compliance with legal provisions, in the State of São Paulo Official Gazette (Corporate Section 2, pages 02 to 13) and in Gazeta Mercantil (pages G1 to G10) in the issues of February 13, 2009. Upon being submitted to discussion and, subsequently, to voting, the matter contained in this item “a” of the Agenda, namely, the Management Report, the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion for fiscal year ended on 12.31.2008 was expressly resolved and approved, in full, without any restriction or qualification whatsoever.

6.2. As for item “b” of the Agenda, the Chairman of the Meeting submitted the matter to discussion and voting, with the Proposal for Allocation of Profit for Fiscal Year ended on 12/31/2008 having been fully approved by unanimous vote of the shareholders attending the meeting, without any restriction or qualification whatsoever. In consequence of such approval, it has been expressly resolved that the allocation of the Net Profit for the Fiscal Year, in the amount of three hundred and ninety-nine million, nine hundred thousand, nine hundred and fifty-nine reais and forty-eight cents (R$ 399,900,959.48), posted to the account of Retained Earnings, shall be as follows:

Net Profit for the Year	399,900,959.48
Allocation to Legal Reserve	-19,995,047.97
Adjusted Net Profit	379,905,911.51
Interest on Own Capital (gross) – RCA of 12/17/2008	-161,113,275.00
LLA (Adjusted Net Profit) Balance 2008	218,792,636.51
Realization of Profit Reserves of Prior Fiscal Years (Expansion Reserve)	46,892,678.71
Total LLA + use of expansion reserve	265,685,315.22
Total dividends to be distributed	265,685,315.22
Total dividends + JSCP (Interest on Own Capital) (gross)	426,798,590.22
Total dividends + JSCP (Interest on Own Capital) (net)	402,631,598.97

6.2.1. LEGAL RESERVE

In compliance with the provisions in article 193 of Law 6404/76, it is required to allocate five per cent (5%) of the Net Profit to the Legal Reserve in the amount of nineteen million, nine hundred and ninety-five thousand, forty-seven reais and ninety-seven cents (R$ 19,995,047.97), which was approved by unanimous vote of the attendees.

6.2.2. DIVIDENDS AND INTEREST ON OWN CAPITAL

In compliance with the provisions in article 7, combined to articles 26 of the Company’s Bylaws, in items I, II, III of article 202 of Law 6404/76, the attendees have unanimously approved the payment of dividends to the preferred shares of 6% of the capital stock, as shown below. Therefore, the payment of dividend per preferred share of R$1.095907422398 was approved, in the same conditions as to payment of dividends to common shares, in the total amount of four hundred and two million, six hundred and thirty-one thousand, five hundred and ninety-eight reais and ninety-seven cents (R$ 402,631,598.97).

Such dividends, declared on the basis of the 2008 closing balance sheet to the holders of common and preferred shares, is made up by the interest on the own capital, as approved at a meeting of the Board of Directors of the Company, held on 12/17/2008, deducted in conformity with article 9 of Law 9249/95, in the amount of one hundred and sixty-one million, one hundred and thirteen thousand, two hundred and seventy-five reais (R$ 161,113,275.00) which, net of withholding income tax, results in one hundred and thirty-six million, nine hundred and forty-six thousand, two hundred and eighty-three reais and seventy-five cents (R$ 136,946,283.75), and dividends in the amount of two hundred and sixty-five million, six hundred and eighty-five thousand, three hundred and fifteen reais and twenty-two cents (R$ 265,685,315.22), as shown below:

Distribution between JSCP (Interest on Own Capital) and dividends and deduction of JSCP is shown below:

Interest on Own Capital, Gross	161,113,275.00
(-) Withholding Income Tax	(24,166,991.25)
Net Amount of Interest Deducted from Dividends	136,946,283.75
Dividends	265,685,315.22
Dividends / JSCP Net	402,631,598.97
Number of common and preferred Shares (excluding treasury shares)	367,395,631
Interest on Own Capital per Share (gross)	0.438528010149
Interest on Own Capital per Share (net of withholding income tax - IRRF)	0.372748808626

The distribution of Dividends is shown as follows:

Dividend – R$	265,685,315.22
Common Shares – R$	97,011,977.53
Preferred Shares – R$	168,673,337.69

Dividend in R$ per share	Valor
Number of common Shares	134,150,345
Number of preferred Shares (excluding treasury shares)	233,245,286
PN Shares	0.723158613772
ON Shares	0.723158613772

This amount results in an aggregate of JSCP plus net dividends of R$ 1.095907422398 per common or preferred share.

The amounts for JSCP and dividends shall be paid until December 30, 2009.

6.2.3. EXPANSION RESERVE

By unanimous vote, the shareholders attending the meeting also approved the use of part of the balance of the expansion reserve account, in the amount of fifty million, forty-five thousand, six hundred and twenty-one reais and eleven cents (R$ 50,045,621.11), to supplement the amount of the proposed dividend, as well as to absorb three million, one hundred and fifty-two thousand, nine hundred and forty-two reais and forty cents (R$3,152,942.40) of negative result arising out of adjustments provided for in Law no. 11.638/07, as shown below:

Description	Amount
Retained Profits (Accumulated Losses)	(3,152,942.40)
Net Profit for the year	399,900,959.48
Allocation to Legal Reserve	(19,995,047.37)
Interest on own capital	(161,113,275.00)
Dividends	(265,685,315.22)
Use of expansion reserves	50,045,621.11
Final Balance of Net Profit for the Year	-

6.2.4. CAPITAL BUDGET

In compliance with the provisions in paragraph 2 of article 196 of Law no. 6404/76, the Company’s and its Subsidiaries’ Consolidated Capital Budget for year 2009, in the amount of two billion, six hundred and thirty-five million, one hundred and six thousand, fifty-nine reais and twenty-eight cents (R$ 2,635,106,059.28) was submitted to the Meeting and approved by unanimous vote of the shareholders attending the meeting, to be funded from the sources indicated below, which Budget was approved by the Board of Directors at the meeting held on 02/12/2009. Of this total, the amount of two billion, two hundred and twenty-seven million, four hundred and fourteen thousand, four hundred and sixty-nine reais and seventy-seven cents (R$ 2,227,414,469.77) corresponds to the consolidated portion of the budget of Vivo S.A. and the amount of four hundred and seven million, six hundred and ninety-one thousand, five hundred and eighty-nine reais and fifty-one cents (R$ 407,691,589.51) corresponds to the consolidated portion of the budge of Telemig Celular Participações S.A., with the following funding sources:

Funding Sources:

  Retained Earnings/Reserves in the subsidiaries                                      R$        970,835,294.01
  Own/third parties’ funds                                                                       R$     1,664,270,765.27

6.3. As for item “c” of the Agenda, which refers to the election of the members of the Board of Directors of the Company, due to the expiration of term of office thereof, the Chairman informed that, pursuant to the provisions in the Call Notice, at least five per cent (5%) of interest in the capital stock are required for requesting the adoption of the multiple vote process for the election of members of the Board of Directors, without any Shareholder having exercised within the minimum term provided for by law, that is, 48 hours, the adoption of such process. It was further verified that the minority Shareholders who attended the meeting did not represent fifteen per cent (15%) of all the voting shares, that the preferred shares did not represent ten per cent (10%) of the capital stock, as well as that the sum of the shares of holders of common and preferred shares attending the meeting, excluding the controlling shareholders, did not represent ten per cent (10%) of the capital stock. The shareholders attending the meeting, by majority vote, elected the following members to the Board of Directors of the Company: Luis Miguel Gilpérez López, Spanish, married, industrial engineer, bearer of Spanish passport nº AC 738051 valid until 05.03.2012, enrolled with the CPF under nº 059.577.907-70, resident and domiciled in the City of Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Oeste 3, Madrid, 28050, Shakhaf Wine, Brazilian, married, economist, bearer of Identity Card (RG) nº 07.140.616-9 - IFP/RJ, enrolled with the CPF/MF under nº 018.755.347-50, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Ayrton Senna, 2.200, Bloco 2, 2º andar, Barra da Tijuca, Rio de Janeiro/RJ, Luís Miguel da Fonseca Pacheco de Melo, Portuguese, married, business manager, bearer of Portuguese passport nº H238058, valid until March 04, 2015, enrolled with the Individual Taxpayer Registry/Ministry of Finance (CPF/MF) under nº 233.308.258-55, resident and domiciled in the City of Lisbon, Portugal, with business address at Avenida Fontes Pereira de Melo, nº 40, CEP 1069-300, Felix Pablo Ivorra Cano, Brazilian, married, engineer, bearer of identity card n° 135013217 DICRJ, enrolled with the CPF/MF under nº 055.076.307-47, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Ayrton Senna, 2.200, Bloco 2, 2º andar, Barra da Tijuca, Rio de Janeiro/RJ, Ignácio Aller Mallo, Spanish, married, business manager, bearer of Spanish passport nº AA 076499, valid until 03/03/2013, enrolled with the CPF/MF under nº 735.103.511-34, resident and domiciled in the City of Madrid, Spain, at Gran Via, 28, Rui Manuel de Medeiros D’Espiney Patrício, Brazilian, married, lawyer, bearer of Identity Card (RG) nº 080.27383-2 IFP/RJ, and enrolled with the CPF/MF under nº 656.812.078-20, resident and domiciled at Ladeira de Nossa Senhora, 163, Glória, Rio de Janeiro/RJ, CEP 22211-100, Antonio Gonçalves de Oliveira, Brazilian, married, sociologist, bearer of Identity Card (RG) nº 3.074.227-4 SSP/SP, and enrolled with the CPF/MF under nº 050.148.678-04, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Domingos Cordeiro, 76, Morumbi, CEP 05688-070, José Guimarães Monforte, Brazilian, married, economist, bearer of Identity Card (RG) nº 4.127.063 SSP/SP, enrolled with the CPF/MF under o nº 447.507.658-72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 2179 - 8º andar and Carlos Manuel Mendes Fidalgo Moreira da Cruz, Portuguese, married, economist, bearer of Portuguese passport nº E-687446, valid until 03/30/2015, resident and domiciled at Avenida Fontes Pereira de Melo nº 40, Lisbon, Portugal, CEP 1069-300. The Directors herein elected shall exercise their term of office until the 2012 General Shareholders’ Meeting.

It is further recorded herein that the shareholders have been informed by the directors now elected that they are able to sign the statement required in CVM Instruction no. 367/2002 and that they undertake themselves to provide such signed statement at the time of their signing of the respective Instruments of Investiture. As set forth in paragraph 2 of article 146 of Law no. 6404/76, the investiture of the Directors residing or domiciled abroad shall be conditioned on their appointing of an attorney-in-fact resident in Brazil.

6.4. As for item “d” of the Agenda, which refers to the election of members of the Statutory Audit Committee, due to the expiration of the term of office thereof, after the nominations were duly received by the Presiding Board and votes were counted, the following members were elected to the Statutory Audit Committee of the Company: I) By the holders of preferred shares representing 0.82% of this kind, whose votes were cast by shareholders represented by attorneys-in-fact Claudia Pessoa Lorenzoni and Daniel Alves Ferreira, at a separate voting, as Permanent Member, Mr. Ortogamis Bento, Brazilian, married, retired, bearer of identity card RG nº 5193931-SSP/SP, enrolled with the CPF/MF under nº 336.672.098/00, resident and domiciled in the city of  Santa Fé do Sul, SP, with business address at  Avenida Navarro de Andrade, 581, sobreloja, Centro, CEP 15775-000 and as his deputy member, Mr. Jose Luis de Castro Neto, Brazilian, married, bank employee, bearer of identity card RG nº 000905, SSP/DF, enrolled with the CPF/MF under nº 112.877.801/72, resident and domiciled in the city of  São Paulo, SP, with business address at  Rua Maria Borba, 40, Térreo, Consolação, CEP 01258-011; II) In compliance with the provisions in the law and in the Company’s bylaws as regards election, in separate, of the minority representatives for the Statutory Audit Committee, it was found out in the Register of Attendance that the percentage of minority shareholders attending the meeting did not reach the minimum 10% of the shares of that kind, as provided for in letter “a”, paragraph 4, article 161, of Law no. 6404/76; III) By general vote, by majority of holders of common shares attending the meeting, the following ladies were elected as Permanent Members:  Paula Bragança França Mansur, Brazilian, married, economist, bearer of identity card  RG nº 3.774.477, SSP/MG, enrolled with the CPF/MF under nº 706.845.966-87, resident and domiciled in the city of São Paulo-SP, with business address at  Rua Martiniano de Carvalho, 851,12º andar, Bela Vista, São Paulo-SP, CEP 01321-001, and Fabiana Faé Vicente Rodrigues, Brazilian, single, lawyer, bearer of identity card  RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148-05, resident and domiciled in the city of São Paulo-SP, with business address at  Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000, and as respective deputy members, Messrs.Ademir José Mallmann, Brazilian, married, accountant, bearer of identity card RG nº 5003746525 SSP/RS, enrolled with the CPF/MF under nº 263.873.010-68, resident and domiciled in the city of  São Paulo, State of São Paulo, with business address at  Rua Martiniano de Carvalho, 851, 17º andar, Bela Vista, São Paulo-SP, CEP 01321-001, and João Renato Pierre, Brazilian, single, B.S. of Accounting Sciences, bearer of identity card RG n.º 8.357.921 SSP/SP, enrolled with the CPF/MF under n.º 775.985.398-07, resident and domiciled in the city of  São Paulo, State of São Paulo, with business address at  Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000. The term of office of all the members of the Statutory Audit Committee now elected shall begin on this date and shall end on the date of the 2010 General Shareholders’ Meeting, it being further recorded herein that none of the members now elected has incurred any legal prohibition whatsoever.

6.5. As for item “e” of the Agenda, which refers to the determination of the compensation of the Executive Officers, Directors and Members of the Statutory Audit Committee, it has been unanimously approved by the shareholders attending the meeting that the annual overall compensation of the executive officers and directors of the Company shall be fixed at three million, nine hundred and twenty-five thousand, eight hundred and thirty reais and twenty-two cents (R$ 3,925,830.22), it being incumbent upon the Board of Directors to distribute such compensation among Directors and the Executive Officers. It has been further approved, by unanimous vote of the shareholders attending the meeting, that the individual compensation of the members of the Statutory Audit Committee shall be fixed at five thousand reais (R$ 5,000.00) monthly, in compliance with the provisions in Law no. 6404/76.

6.6. As for item “f” of the Agenda, by unanimous voting of the shareholders attending the meeting, the wording of the head paragraph of article 5 of the bylaws shall be amended, as proposed by the Board of Directors at a meeting held on 02/12/2009, in which the increase of the capital stock of the Company was approved, due to the capitalization of part of the special premium reserve corresponding to the tax benefit generated as a result of the corporate reorganization processes carried out in the past for such purpose in conformity with the terms in CVM Instruction no. 319/99, which article shall hereinafter read as follows:

“Art. 5 – The subscribed and fully paid-up capital stock is six billion, nine hundred million, four hundred and twenty-two thousand, seven hundred and thirty reais and sixteen cents (R$ 6,900,422,730.16), represented by three hundred and seventy-four million, three hundred and thirty-nine thousand, and thirty-four (374,339,034) book-entry shares, of which one hundred and thirty-six million, two hundred and seventy-five thousand, three hundred and thirty-four (136,275,334) are common shares and two hundred and thirty-eight million, sixty-three thousand, and seven hundred (238,063,700) are preferred shares, all of them registered and with no face value.”

6.7. As for item “g” of the Agenda, the shareholders attending the meeting approved, by unanimous vote, the restatement of the Bylaws of the Company, containing the amendment resolved herein, which Bylaws are attached hereto and made part of these minutes.

Since all the matters in the Agenda were thoroughly examined, the minutes of the meeting were read, approved and signed by the attendees. It has been further recorded that, in compliance with §2 of article 130 of Law 6404/76, these minutes will be published without the signatures of the representatives of the shareholders.

Signatures: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; Bruno Angelo Indio e Bartijotto – Secretary of the Meeting – OAB/SP 238.766;  BRASILCEL N.V., SUDESTECEL PARTICIPAÇÕES LTDA., TBS CELULAR PARTICIPAÇÕES LTDA., AVISTA PARTICIPAÇÕES LTDA. e TAGILO PARTICIPAÇÕES LTDA - by proxy Breno Rodrigo Pacheco de Oliveira; PORTELCOM PARTICIPAÇÕES S.A.- by proxy Bruno Angelo Indio e Bartijotto; CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL – PREVI -by proxy Claudia Pessoa Lorenzoni; ELFUN DIVERSIFIED FUND; GEUT EMERGING EQUITY PASSIVE 1; ILLINOIS STATE BOARD OF INVESTMENT; GE ASSET MANAGEMENT CANADA FUND – EMERGING MARKETS EQUITY SECTION; GE FUNDS; LAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND; GE INSTITUCIONAL FUNDS; GE INVESTMENTS FUNDS, INC.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; GENERAL ELETRIC PENSION TRUST; IBM SAVINGS PLAN; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; BARCLAYS GLOBAL INVESTORS, N.A.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; BGI EMERGING MARKETS STRATEGIC INSIGTHS FUND LTD; EMERGING MARKETS INDEX FUND E.; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; EATON VANCE STRUCTURED EMERGING MARKETS FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; MICROSOFT GLOBAL FINANCE; THE FUTURE FUND BOARD OF GUARDIANS; e PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PYRAMIS CONCENTRATED ACWI EX (Citibank N.A.) -by proxy. Daniel Alves Ferreira; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; NORGES BANK (3 with different records); VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND; and JPMORGAN LATIN AMERICA FUND (HSBC Corretora de Títulos e Valores Mobiliários S.A.) - by proxy. Daniel Alves Ferreira; ITAÚ MULTI SETORIAL AÇÕES FUNDOS DE INVESTIMENTO (Banco Itaú S.A.) - by proxy. Daniel Alves Ferreira; FUNDO DE INVESTIMENTO VOTORANTIM EM AÇÕES; FUNDO DE INVESTIMENTO VOTORANTIM EQUITY HEDGE MULTIMERCADO; FUNDO DE INVESTIMENTO VOTORANTIM EQUITY LONG SHORT 15 MULTIMERCADO; FUNDO DE INVESTIMENTO VOTORANTIM EQUITY LONG SHORT MULTIMERCADO; e FUNDO DE INVESTIMENTO VOTORANTIM PERFORMANCE EM AÇÕES (Votorantin Asset Management) - by proxy. Daniel Alves Ferreira; Gabriel Ramos Senise.

I hereby certify that this is a faithful copy of the minutes of the General and Special Shareholders’ Meetings held on March 19, 2009, which were drawn-up in the proper book.

Bruno Angelo Indio e Bartijotto
Secretary of the Meeting – OAB/SP 238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.